UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On April 14, 2021 at 4:05 p.m. EDT, Affimed N.V. will host an investor conference call and webcast to discuss initial data from an investigator-sponsored study at The University of Texas MD Anderson Cancer Center of cord blood-derived natural killer (cbNK) cells pre-complexed with Affimed’s innate cell engager (ICE®) AFM13.

To access the call, please dial +1-646-741-3167 for U.S. callers, or +44 (0) 2071 928338 for international callers, and reference conference ID 6065008. To access the live audio webcast of the conference call please visit the “Investors” section of the company’s website at https://www.affimed.com/investors/webcasts_cp/. A replay of the call will be archived on Affimed’s website for 30 days after the call. A copy of the presentation to be used on the webcast is furnished with this Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

In connection with the investor call and webcast, Affimed N.V. announces that Affimed GmbH, a subsidiary of Affimed N.V. (together with Affimed GmbH, “Affimed” or the “Company”) has entered into a patent and technology license agreement (the “Agreement”) with the Board of Regents (the “Board”) of The University of Texas System for the licensing, through The University of Texas M. D. Anderson Cancer Center (“MD Anderson”), of certain patent and technology rights, including inventions and discoveries covered by such patent and technology rights (the “Licensed Subject Matter”), which are owned by the Board.

Under the terms of the Agreement, the Board, through MD Anderson, has granted to Affimed a royalty-bearing, exclusive, sublicensable license for the development, manufacture, commercialization or other exploitation (as defined in the Agreement) of any material, composition, product or service comprising, using, made or processed in whole or in part using, or derived from the Licensed Subject Matter. The grant of such license is subject to the terms of the Agreement, the payment by Affimed to MD Anderson of all consideration as provided in the Agreement and the timely payment of all amounts due under any related sponsored research agreement between MD Anderson and Affimed in effect during the term of the Agreement.

According to the Agreement, the Board and MD Anderson will retain the following rights in respect of the Licensed Subject Matter: (i) to publish the general scientific findings from research related to the Licensed Subject Matter; (ii) to use the Licensed Subject Matter for patient care, research not infringing the development, manufacture, commercialization or other exploitation of products for human therapeutics only, the terms of this Agreement, teaching, and other academically-related purposes, and for fulfillment of any obligations under the AFM13-CBNK Phase I Clinical Trial; and (iii) transfer the Licensed Subject Matter to academic or research institutions for non-commercial research use.

The financial terms of the agreement include, among others, an upfront license fee payable by Affimed to MD Anderson within thirty (30) calendar days after the entry into the agreement. In addition, MD Anderson is eligible to receive payments for development, regulatory and commercial milestones on a product-by-product basis. Milestone payments include, (i) for AFM13, up to $27 million in development milestones, $52.5 million in regulatory milestones and $90 million in commercial milestones, and (ii) for any other combination product, up to $14.25 million in development milestones, $26.25 million in regulatory milestones and $45 million in commercial milestones. In addition, Affimed shall pay, on a product-by-product basis, for each product sold in any jurisdiction, tiered low single-digit royalties based on net sales of such product sold by Affimed and/or its sublicensees in each calendar year. The Agreement also provides for the payment by Affimed to MD Anderson of a sublicense fee, as well as a portion of the consideration received by Affimed from the sublicensee under the sublicense agreement.

The Agreement will be in force until the last to occur of: (a) the expiration of all patents issued under the Patent Rights (as defined in the Agreement) (if any) and the cancellation, withdrawal, or express abandonment of all patent applications under Patent Rights (if any), or (b) after the fortieth (40th) anniversary of the Effective Date.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K, and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 10.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-227933), Form F-3 (Registration Number 333-251648) and Form S-8 (Registration Number 333-198812) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, April 14, 2021.

AFFIMED N.V.

By:	/s/ Adi Hoess
Name:	Adi Hoess
Title:	Chief Executive Officer

By:	/s/ Angus Smith
Name:	Angus Smith
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

10.1+*	Patent and Technology Licensing Agreement, dated as of December 11, 2020, by and between Affimed GmbH and The Board of Regents of The University of Texas System.

99.1	Presentation Slide Deck, dated as of April 14, 2021.

+

Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because the identified confidential portions (i) are not material and (ii) are the type that the registrant treats as private or confidential.

*

Certain exhibits and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and similar attachments upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any exhibits or similar attachments so furnished.

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